UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-80805

Farmer Mac Mortgage Securities Corporation
(Exact name of registrant as specified in its charter)

1133 21st Street, NW, Suite 600, Washington, DC 20036 (202) 872-7700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Farmer Mac Guaranteed Agricultural Mortgage-Backed Securities, Series 5/6/05
   Classes ZAQM1007, ZAQS1008, ZBQS1008, ZJIM1008, ZK1M1013 and ZQ1S1014
(Title of each class of securities covered by this form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) |_|   Rule 12h-3(b)(1)(i) |_|

Rule 12g-4(a)(1)(ii) |_|   Rule 12h-3(b)(1)(ii) |_|

Rule 12g-4(a)(2)(i) |_|   Rule 12h-3(b)(2)(i) |_|

Rule 12g-4(a)(2)(ii) |_|   Rule 12h-3(b)(2)(ii) |_|

Rule 15d-6 |X|

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Farmer Mac Mortgage Securities Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 27, 2006     By: /s/ Jerome G. Oslick
                       Jerome G. Oslick
                      Vice President